                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                        Baldwin Technology Company, Inc.
                        --------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   058264-10-2
                                   -----------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)

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CUSIP No. 058264-10-2                                                 13G
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[1]  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  AKIRA HARA
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[2]  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                  [ ] (a)  [ ] (b)
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[3]  SEC USE ONLY
--------------------------------------------------------------------------------
[4]  CITIZENSHIP OR PLACE OF ORGANIZATION
                  JAPANESE
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                 NUMBER OF                  : [5]  SOLE VOTING POWER
                                            :        1,205,685 (ITEM 4)
                  SHARES                    :
                                            :-----------------------------------
                                            : [6] SHARED VOTING POWER
               BENEFICIALLY                 :        NONE
                                            :
                                            :-----------------------------------
                OWNED BY                    : [7]  SOLE DISPOSITIVE POWER
                                            :        1,205,685 (ITEM 4)
                  EACH                      :
                                            :-----------------------------------
                                            : [8] SHARED DISPOSITIVE POWER
            REPORTING PERSON                :        NONE

--------------------------------------------:-----------------------------------
[9]  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,205,685 (ITEM 4)
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[10] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES*               [ ]
--------------------------------------------------------------------------------
[11]  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         APPROXIMATELY 7.8%
--------------------------------------------------------------------------------
[12]  TYPE OF REPORTING PERSON*
         INDIVIDUAL
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Baldwin Technology Company, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               One Norwalk West, 40 Richards Avenue, Norwalk, CT  06854

Item 2(a)      Name of Person Filing:

               Akira Hara

Item 2(b)      Address of Principal Business Office or, if none, residence:

               c/o Baldwin Japan Ltd.
               4-34 Toyo 2-chome
               Kohtoh-ku, Tokyo 135
               Japan

Item 2(c)      Citizenship:

               Japanese

Item 2(d)      Title of Class of Securities:

               Class A Common Stock

Item 2(e)      CUSIP Number:  058264-10-2

Item 3. N/A. Person filing this Amendment is not an entity listed in this Item.

Item 4.        Ownership:

               (a) As of December 31, 1998, Mr. Akira Hara owns 1,205,685 shares of Class A Common Stock, including 748,418 shares owned directly; 260,600 shares which he has a right to receive upon conversion of 260,600 shares of Class B Common Stock; 111,667 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days; and 85,000 shares which he has a right to acquire/receive upon exercise of stock options exercisable within 60 days and conversion of 85,000 shares of Class B Common Stock.

               (b)  Percent of Class: 7.8%

               (c) Mr. Akira Hara has sole power to vote, dispose and direct the disposition of all 1,205,685 shares which he beneficially owns.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 1999                                     /s/Akira Hara
                                                     ---------------------
                                                        Akira Hara